Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CLOSURE OF REGISTER OF HOLDERS OF H SHARES

An extraordinary general meeting (the “EGM”) of China Southern Airlines Company Limited will be convened and held on Friday, 19 May 2023. A circular in respect of the EGM containing details of the resolution(s) to be proposed at the EGM, together with the notice of the EGM, will be dispatched to the shareholders of the Company in due course.

For the purpose of ascertaining the entitlement of the holders of H shares of the Company who are eligible to attend and vote at the EGM, the register of holders of H shares of the Company will be closed from Wednesday, 19 April 2023 to Friday, 19 May 2023 (both days inclusive). In order to qualify for attending the EGM, all transfer documents of H Shares together with the relevant share certificates must have been lodged with the Company’s H share registrar and transfer office in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Tuesday, 18 April 2023 for registration.

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei Joint Company Secretaries

Guangzhou, the People’s Republic of China

30 March 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.

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